MICHAEL D. HARRIS E-MAIL ADDRESS mharris@nasonyeager.com		DIRECT DIAL (561)471-3507 FAX NUMBER (561) 686-5442
SABADELL UNITED BANK TOWER 1645 PALM BEACH LAKES BOULEVARD SUITE 1200 WEST PALM BEACH, FLORIDA 33401
TELEPHONE (561) 686-3307 FACSIMILE (561) 686-5442 www.nasonyeager.com

July 20, 2012

VIA EDGAR
Ms. Jessica Plowgian
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20546

Dear Ms. Plowgian:

In response to your conversation with my associate, Brian Bernstein, the Board of Directors of Aspen Group, Inc. has not scheduled a new meeting to consider the SEC’s earlier comment letter and oral comment.  We anticipate the meeting will be held no later than August 10, 2012.

              Very truly yours,

              NASON, YEAGER, GERSON,
              WHITE & LIOCE, P.A.

              /s/ Michael D. Harris

              MICHAEL D. HARRIS

cc:  Mr. Michael Mathews (via email)
       Mr. David Garrity (via email)